FORM 4                U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

     Hugh McDaniel
     P.O. Box 371667
     San Diego, CA 92137-1667

2. Issuer Name and Ticker of Trading Symbol

     Oakridge Holdings, Inc.       (OKRG)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

     October, 1999

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     [X] Director
     [ ] Officer (give title)
     [ ] 10% Owner
     [ ] Other (specify)





TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security                                                  Common
                                                                      Stock

2. Transaction Date (Month/Day/Year)                                  10/14/99

3. Transaction Code                                                   P

4. Securities Acquired (A) or  Disposed of (D)

          Amount                                                      1,000
          (A) or (D)                                                  D
          Price                                                       $2.25


5. Amount of Securities
   Beneficially Owned at
   End of Month                                                       600

6. Ownership Form: Direct
   (D) or Indirect (I)                                                D

7. Nature of Indirect
   Beneficial Ownership






TABLE II- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security                             Stock Option
                                                            (Right to Buy)

2. Conversion or Exercise Price of
   Derivative Security                                      $.25

3. Transaction Date (Month/Date/Year)

4. Transaction Code                                         J*

5. Number of Derivative Securities                          3,500 A
   Acquired (A)or Disposed of (D)

6. Date Exercisable                                         Immediately
   Expiration Date (Month/Date/Year)                        9/30/01

7. Title of Underlying Securities                           Common Stock
   Amount of Underlying Securities                          3,500

8. Price of Derivative Security                             .25

9. Number of Derivative Securities
   Beneficially Owned at End of Month                       3,500

10.Ownership Form of Derivative Security:
   Direct (D) or Indirect (I)                               D

11.Nature of Indirect Beneficial Ownership



EXPLANATION OF RESPONSES:


*Grant to reporting person of option to buy 3,500 shares of common stock immediately exercisable.



Signature of Reporting Person:

/s/ Hugh McDaniels    11/10/99